Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

18 May 2017

DATA FROM PRIMA BIOMED AIPAC CLINICAL TRIAL

TO BE PRESENTED AT 2017 ASCO CONFERENCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced that an abstract and poster have been accepted for presentation at the American Society of Clinical Oncology (ASCO) 53rd annual meeting to be held in Chicago, Illinois, 2-6 June 2017.

The poster presentation, entitled “Combination of paclitaxel and LAG-3Ig (IMP321), a novel MHC class II agonist, as a first-line chemoimmunotherapy in patients with metastatic breast carcinoma (MBC): Interim results from the run-in phase of a placebo controlled randomized phase II” will be presented by lead author, Dr Francois P. Duhoux from Université Catholique de Louvain, Cliniques universitaires Saint-Luc, Brussels, Belgium.

It will provide initial safety, immune-monitoring and activity results of the 15 patient safety run-in phase of Prima’s AIPAC clinical trial for patients with hormone receptor positive (HR+) MBC combining IMP321 with first-line weekly paclitaxel.

The poster presentation will take place from 8:00am to 11:30am on Sunday, 4 June in Hall A. The shorter abstract (number 1062), just containing safety data, is available on the meeting website at http://am.asco.org/abstracts.

The full poster presentation will be available from Monday 5 June, with a link provided on the Prima BioMed website – www.primabiomed.com.au

About AIPAC (Active Immunotherapy PAClitaxel)

AIPAC is the acronym for Prima’s multicentre, Phase IIb, randomised, double-blind, placebo-controlled study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 (LAG-3Ig fusion protein) or placebo as adjunctive to a standard chemotherapy treatment regimen of paclitaxel. The primary purpose of the AIPAC trial is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint in this patient population. The study consists of two parts: a safety run-in phase (15 patients) and a randomized and controlled phase (226 patients). Details of the AIPC study are posted on www.clinicaltrials.gov (clinicaltrials.gov identifier NCT 02614833).

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com